Filed by Liberty Media International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: UnitedGlobalCom, Inc.
Commission File No.: 000-49658

Subject Company: Liberty Global, Inc.
Registration Statement File No. 333-124583

LIBERTY MEDIA INTERNATIONAL
May 13, 2005
11:30 a.m. ET

Operator

  Good day, everyone, and welcome to the Liberty Media International conference call. Today’s conference is being recorded. Liberty Global Incorporated has filed a registration statement on Form S-4 containing a definitive joint proxy statement prospectus related to the proposed business combination between LMI and UGC. LMI stockholders and other investors are urged to read the definitive joint proxy statement prospectus because it contains important information about the business combination. Investors may obtain a copy of the definitive joint proxy statement prospectus and other documents related to the transaction free of charge at the SEC’s Web site, www.SEC.gov. Copies of the definitive joint proxy statement prospectus and the filings with the SEC that are incorporated by reference in the definitive joint proxy statement prospectus can also be obtained without charge by directing your request to Liberty Media International, Incorporated, 12300 Liberty Boulevard, Englewood, Colorado, 80112, Attn: Investor Relations, or you may call 800-783-7676.

The proposed directors and executive officers of Liberty Global and the directors and executive officers of LMI and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed business combination. Information regarding Liberty Global’s proposed directors and executive officers and LMI’s directors and executive officers and other participants in the proxy solicitation and description of their direct and indirect interest by security holdings or otherwise is available in the definitive joint proxy statement prospectus contained in the above-referenced registration statement.

During this presentation, we may make certain forward-looking statements about business strategies, market potential, future financial performance, new service and product launches, and other matters. These statements involve many risks and uncertainties that could cause actual results to differ materially from such statements, including without limitation possible changes in market acceptance of new products or services, competitive issues, regulatory issues, and continued access to capital on terms acceptable to the Liberty Media International. Please refer to the publicly filed documents of Liberty Media International, including the most recent Form 10-Q filed by Liberty Media International, for additional information about LMI and about the risks and uncertainties related to LMI’s business.

Now, I would like to introduce LMI’s Chairman, President and Chief Executive Officer, Mr. John Malone. Please go ahead, sir.

John Malone - Liberty Media International, Inc. — Chairman, President, CEO

  Good morning, everybody. With me today on the phone or in person are Mike Fries, President and CEO of UnitedGlobalCom, Miranda Curtis, President of LMI’s Asian division, Liz Markowski, our Senior VP and General

Counsel, Graham Hollis, our Senior VP and principle Financial officer, Bernie Dvorak, our Senior VP and principle Accounting Officer, Leo Staglin (ph), our Vice President for Financial Reporting, and Mike Erickson, our Vice President for Investor Relations.

As the introduction said, we are in the midst of a proxy solicitation and therefore we have to be very circumspect in terms of any forward-looking statements or other information which we have not generally disclosed publicly in our proxy filings.

That said, we have had a very good first quarter, I believe, in virtually all of our businesses. As you may have heard a week ago from Mike Fries, UGC’s revenues were up 46% year-over-year in dollars, or 38% in local currencies. That does include the impact of a couple of acquisitions.

J-COM’s revenues were up 13% in dollars or 11% in local currency, and JPC, the programming entity in Japan, revenues were up 48% or 45% in local currency, so revenue growth was strong in all entities, J-COM’s being all organic and to some degree, they would say, slightly lower than expected as a result of the focus that the management team put on the IPO, the distraction of the IPO, but basically good, solid organic growth.

Operating cash flow increases for the respective entities were 37% for UGC in dollars or 28% in local currencies, 17% for J-COM in local currencies or 19% in dollars, and for JPC, an astounding 100% in dollars or 93% in local currencies, driven primarily by the strength of Shop Channel Japan.

From a financial balance sheet point of view, as of the end of the first quarter, UGC was at 4.4 times running rate cash flow in gross debt and 3.4 times in net debt and essentially completely self-funding with a pretty good credit line to call on; I think something north of $1 billion of available credit, and something north of $1 billion in cash in the bank. J-COM, following its successful IPO, is sitting at 2.6 times running rate cash flow in leverage, or 2 times in net debt to cash flow. Of course, its interest rates are quite attractive. JPC, as a practical matter, has net debt, net of its cash.

In terms of comparing the entities’ weighted average cost of debt, at UGC, we’re running about 5.5% right now for the quarter, J-COM is less than 2%, and JPC has no net debt, so its cost of debt is not material.

Following the J-COM IPO, the J-COM stock has traded generally at or above a 15% premium to the IPO price. Currently, it’s trading just at or about a 16% premium to the — not to the IPO price, to the initial evaluation, the EUR70,000 trading above the IPO price. I believe now it’s around 81 or 82,000 yen. We went public at 80,000 yen and it’s traded up as high as I think 89,000 yen. It’s currently — by our arithmetic, that represents about 9.2 times consolidated running rate cash flow for the first quarter. So, it’s being priced, I think, pretty comparable to the major U.S. cable companies in terms of cash flow multiple at the present time.

Now that I’ve confused everybody by the trading price of J-COM, I will move onto liquidity issues. LMI, the parent, parent-only, has cash of about 1.6 billion and has liquid securities of another 630 million, so net somewhere around 2.23 billion of available cash and liquid securities with no debt at the parent. So given the fact that all of our operating units are self-funding, well-financed and generally generating free cash flow more or less, depending on how aggressive UGC’s capital program is, we are extremely well-funded and feel very comfortable with the balance sheets that we currently have. Obviously, the heavy cash position of UGC will probably get used as they pursue their pipeline of acquisitions and draw down their bank credit facility to help fund a pipeline of acquisitions, of which I believe they’ve only announced NPL Ireland, which I think Mike can get into, to some degree, the outlook for acquisitions at UGC.

With respect to J-COM, J-COM has plenty of cash, debt capacity that it can do substantial acquisitions in Japan without having to look at use of any equity. Of course what that means basically is that LMI’s cash is not currently required, as we see it, for any predictable purpose other than perhaps to support the cash alternative should the shareholders agreed to the merger, in which case I believe the cash requirement is somewhere around $660 million if the shareholders elect to go forward with the merger. And we had a heavy selection of cash alternative by UGC shareholders.

So that’s basically a summary of the first quarter, our position. I think everything is moving very much at or above the prior guidance. We feel that the businesses are running strong right now. My perception is that UGC is being driven strongly by the uptake of IP telephony in bundles with the low end of high-speed data. That’s a service which seems to be selling very well across the cable world globally, not just where it has been launched in Europe. In the case of J-COM, the principle driver right at the moment is high-definition digital set-tops and the oncoming launch of VOD and IP telephony. Currently, most of the telephony in J-COM is circuit-switched. When we transition to IP, we will have more pricing flexibility, I believe, in the bundles.

The other attribute that’s quite attractive is the reduction of churn that seems to accompany the uptake of the triple-play offering, in some cases reducing churn as much as 50% in households that have taken the triple play, or at least the double play of telephony and high-speed data.

From my own experiences now, watching what’s going on with Cablevision Corp. in New York, the advent of IP telephony and a lower-priced high-speed data connectivity is allowing them to enter lower economic households on the basis of saving money or not costing the household any more money but upgrading the quality of services. So, this is proving to be, I think, a very attractive growth engine for the cable industry. Perhaps Mike can talk a little bit about UGC’s early experience with respect to IP phone in Europe.

The only other item of note is that JPC’s Shop Channel had an outstanding first quarter and did, in effect, pull ahead substantially of their rival, QVC Japan, which is a very interesting rivalry that we encourage as long as it doesn’t become predatory on each other. It’s a great rivalry to watch QVC Japan duke it out with Shop Channel Japan, since we have a substantial economic state in both, at least I do! It makes it a very interesting challenge and I think keeps both sets of managements on their toes. We didn’t announced, I don’t believe, any specific numbers for Shop Channel Japan in the first quarter, but the results are very, very attractive and kind of throw the gauntlet down to QVC Japan, which is very well-managed but is clearly the follower, not the leader in the shopping business in Japan.

With that, I’m going to open it up for questions, and everybody’s on the line here, so with the admonishment that we can’t make forward-looking statements or disclose anything that we haven’t sort of publicly disclosed of a quantitative nature, I think we can talk qualitatively but not quantitatively is what the lawyers are looking at me and nodding about.

We are open for questions.

  QUESTION AND ANSWER

Operator

  Thank you very much. (OPERATOR INSTRUCTIONS). David Kestenbaum of IRG.

David Kestenbaum - IRG Research — Analyst

  Thanks a lot. Solid quarter! Can you talk about in Japan obviously there was some — an issue with Livedoor and Fuji. Just long-term, does it make sense to include a broadcaster in the JPC assets? Can you talk about some of the potential synergies? Then now that the Adelphia bankruptcy proceedings are done, can you talk about what your long-term strategies in Puerto Rico are?

John Malone - Liberty Media International, Inc. — Chairman, President, CEO

  Sure. On the first subject — and I will let Miranda supplement anything I know because she knows it much better than I do — in Japan, foreign interests can’t own more than 20% of a domestic Japanese broadcaster. I don’t believe we would want to. I think what we would want is a close collaborative working relationship with one or more Japanese broadcasters to help create additional, compelling content for cable distribution, particularly now that we have the edge of VOD and high-definition. So, as we saw in the U.S. development of cable, once the broadcast entities decided to stop fighting cable and start programming for cable, we saw penetrations and profitability of the cable industry and the programming industry explode. We would likewise like to encourage Japanese broadcast interests and owners to think about the opportunity they have to not become — not remain totally dependent on an advertising market that may be adversely affected by PVRs and other trends and come on over to the dual revenue stream or even the triple revenue stream, including merchandising, that cable distribution can provide.

I’d like to point out that we are nicely profitable with J-COM with 17% penetration. You can imagine what the profitability would be if we could achieve the 50% penetration that the UK has in multichannel households, or perhaps even the roughly 88% penetration that multichannel has achieved in the U.S.

Randy, do you want to comment on that?

Miranda Curtis - Liberty Media International, Inc. — SVP

  Yes, I think, David, you’re right to point out that the Livedoor/Fuji situation has really brought a much sharper focus-in (ph) on broadcasters on this issue, and our experience over the last couple of trips is very much that most of the major broadcasters are now looking very much to see how they’re going to shore up their own positions and current structures to defend their existing businesses, but more interestingly are now much more open than they would have been a year or two ago to discussing joint ventures and new approaches to maximizing their current archives and indeed to working with us to build new distribution platforms.

Those are conversations that JPC and J-COM are very well placed to support. We have direct relationships with most of the key players in the market — (technical difficulty) — over the next 12 to 18 months, those discussions should begin to bear fruit. But it’s a key focus both for us at the LMI level and indeed the local management teams over the next year.

John Malone - Liberty Media International, Inc. — Chairman, President, CEO

  With respect to Puerto Rico and the Adelphia breakup, it’s not clear yet which way San Juan system is going to go. Either way, a consolidation of our Puerto Rico with a Time Warner or Comcast-owned San Juan would have at least 30% cash flow improvement just on programming costs alone, let alone other overhead and operating. So clearly, a consolidation of our Puerto Rico with San Juan would be very, very economic with respect to whoever ends up owning the San Juan system but particularly attractive if it ended up being owned by Comcast. The reason I say that is Comcast continues to be a fairly large LMI shareholder. If in fact we could work something out over the next couple of years to consolidate our operations and then ultimately swap Comcast our interests in a consolidated Puerto Rico for their stock in LMI, it would be very tax-efficient for Comcast as well as a very efficient way for LMI to redeem a substantial block of its outstanding shares. So, that’s the thinking. We don’t have any deal yet but it has been discussed with Comcast with respect to the potential outcome. I’ve been encouraging Brian to bargain for San Juan, if there’s bargaining room for him, because it could be a double hit for us, both an improvement — a dramatic improvement in operating cash flow initially, followed by a cost-effective, tax-efficient stock redemption move. That’s basically my thinking on Puerto Rico.

Meanwhile, Puerto Rico runs very, very well. We are currently exploring an interesting strategy of tying our high-speed and IP phone businesses in Puerto Rico together with the mainland markets where there is a heavy Hispanic/Puerto Rican expatriate population in order to do private connectivity outside of the Internet so that we could provide those services to the Puerto Rican communities, both in the U.S. and Puerto Rico, without having to share any of the revenue with the public switched-network people.

David Kestenbaum - IRG Research — Analyst

Okay, thanks.

John Malone - Liberty Media International, Inc. — Chairman, President, CEO

  We would also improve dramatically the quality of the service by not having to go into, as they say, the haze of the Internet, but keep it on a private Internet basis.

Operator

(OPERATOR INSTRUCTIONS). Matthew Harrigan of Janco Partners.

Matthew Harrigan - Janco Partners — Analyst

  Two questions — first of all, is there any possibility of getting any more, over a period of time, granularity of proportion numbers on the JPC EBITDA and (indiscernible) in the minority network? Because right now, I think minority-owned networks — because obviously people are making (indiscernible) not having that much skill on (indiscernible) from consolidated EBITDA number and — (technical difficulty) — CPS relative to broadcast in the market and all that?

Then secondly, on the merger document, certainly your ratio is understandable within a pretty narrow band but if you look at the discounted cash flow valuations, the cash component of the offer looks pretty low. Why not make people happier by perhaps not really changing the offer ratio that much but swinging the cash component little bit, given how much higher the discounted cash flow valuations are and the SEC filings?

John Malone - Liberty Media International, Inc. — Chairman, President, CEO

  With respect to the first, I will probably hand it over to Miranda but merely said that when we provide the consolidated numbers, we tend to be consolidating some things that we own less than 100% of but we also are not consolidating some things that we own less than 50% of. So, I don’t know how granular the J-COM partners want to be in terms of detail — (multiple speakers).

Matthew Harrigan - Janco Partners — Analyst

  JPC (multiple speakers).

John Malone - Liberty Media International, Inc. — Chairman, President, CEO

  On JPC, I’m sorry, On JPC, once again, that’s a private entity with Sumitomo owning half of it. You know, I don’t know just how much energy our partners Sumitomo want to put into delving into small detail. It’s a company that we intend to grow quite rapidly between us and Sumitomo. We are launching three new channels yet this year. You know, I think that’s a balancing question as between what Sumitomo will let us do and what the rules require be done.

Miranda, do you have an observation on that?

Miranda Curtis - Liberty Media International, Inc. — SVP

  I’m sorry, I had trouble hearing the question, so Graham, maybe —.

John Malone - Liberty Media International, Inc. — Chairman, President, CEO

  The question, Miranda, was granularity in our reporting on JPC’s pieces, whether or not we could show more granularity.

Matthew Harrigan - Janco Partners — Analyst

  (indiscernible) number of (indiscernible). Take, for example, Animal Planet, which (indiscernible) obviously has some substantial potential — (technical difficulty) — I think you own 35%. It’s not consolidated. As Dr. Malone said, there were offsets and all of that, but it seems like you really captured the upside of it. It would be nice to have a little more information of some of the minority-owned networks.

Miranda Curtis - Liberty Media International, Inc. — SVP

  Okay. That’s something, over time, we may be able to build, and Animal Planet has taken longer than some other channels to build its distribution portfolio, but with the very rapid rollout of digital, we are now seeing those channels that haven’t maxed out their distribution, beginning to catch up very fast is where you are seeing your rapid growth in subscribers on the Animal Planet side. Over time, I think we will be able to provide you with more detail at the moment, as John highlighted, but revenue is driven very much by Shop Channel, the distribution more evenly split out, but over time, we will certainly look at providing you with more detail.

John Malone - Liberty Media International, Inc. — Chairman, President, CEO

  With respect to your other question, which is about basically in the cash component of the proposal, the deal is very, very, very, very heavily negotiated and I think we ended up in an arrangement that both sides could support. If the cash alternative price was higher, I would have a very hard time on the LMI side justifying it, since we have the ability to buy UGC shares in the open market and could do so at prices that generally have been well below the 9.58 number. So you know, it might be better for UGC but I don’t believe I could justify it on the LMI aside. Keep in mind, the people who are taking the equity are participating in the UGC upside very heavily, and the whole debate here is about participation — elimination of the holding company discount that people believe exists in LMI and the increased probability that UGC shareholders would participate in a control premium if there ever was one resulting from the merger, you know, post-merger, versus where they sit right now, which is with LMI owning north of 90% of the voting stock and it being very unlikely that UGC shareholders would ever participate in a control premium. So, that was the logic that ended us up where we were.

On a sum-of-the-parts basis, LMI’s Board believes they’re paying a 25% premium for UGC. Present value calculations, by the way, have a lot more to do with the aggressiveness of the budgeting process than they do with reality.

Matthew Harrigan - Janco Partners — Analyst

  Okay, thank you.

Operator

  (OPERATOR INSTRUCTIONS). We have no further questions at this time, so I’d like to turn the call back over to our speakers.

John Malone - Liberty Media International, Inc. — Chairman, President, CEO

  Well, thank you very much. This is like the Gettysburg address; everybody was so stunned by the quality of the performance that they couldn’t even ask a question! (LAUGHTER). So, we thank everybody. We hope they go back, read their proxies, decide which way they’re going to vote and we will accept the outcome, whatever it is, on the shareholder vote and proceed to try and maximize shareholder values accordingly. So thank you very much for calling in.

Operator

  Thank you and that will conclude today’s conference call. Again, thank you all for your participation.

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